Regentis Biomaterials Ltd.

60 Medinat Hyahudim

Hertzliya, Israel 4676652

September 8, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Regentis Biomaterials Ltd. (CIK 0001912966)
Registration Statement No. 333-285692 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Regentis Biomaterials Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on September 10, 2025 at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling David Huberman at 312.364.1633. The Company hereby authorizes Mr. Huberman to orally modify or withdraw this request for acceleration.

Very truly yours,

REGENTIS BIOMATERIALS LTD.

By:	/s/ Dr. Eli Hazum
Dr. Eli Hazum Chief Executive Officer